Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                       Three Months Ended March 31, 2005,
               Compared to the Three Months Ended March 31, 2004.

Overview
--------

Revenue for the quarter ended March 31, 2005, decreased by $3.6 million, or 4.4%, to $77.3 million, compared to $80.9 million for the same period in 2004, primarily due to lower revenue from the pulp segment. Pulp segment revenue decreased by 11.4% over the same period last year largely due to lower sales volumes and the impact of a stronger Canadian dollar relative to the U.S. dollar. For the first quarter of 2005, the average exchange rate was U.S. $0.815 compared to an average exchange rate of U.S. $0.759 for the same period last year. The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 63% of our U.S. dollar revenue for the quarter ended March 31, 2005. The program's benefits amounted to $2.0 million for the first three months of 2005 compared to $2.0 million for the same period in 2004.

Operating earnings decreased by $4.9 million, or 55.0%, to $4.0 million for the first quarter of 2005, compared to $8.9 million for the same period in 2004, mainly due to lower revenue from the pulp segment and higher operating costs from the lumber segment. Operating earnings for the first quarter of 2004 included a charge of $0.6 million for employees' profit sharing; no accrual was recorded for profit sharing for the first quarter of 2005.

General and administration expense in the quarter increased by $0.4 million compared to the first quarter of 2004, primarily as a result of higher salaries and benefits that were partly offset by higher interest income.

Lumber
------

Revenue from the lumber segment increased by $1.5 million, or 4.4%, to $35.7 million during the first quarter of 2005, compared to $34.2 million for the same period in 2004, as a result of higher average revenue per unit that was partly offset by lower sales volumes. Average revenue per unit increased by $35 per thousand board feet, or 8.6%, in the quarter compared to the same period in 2004, due to higher average selling prices resulting from continued strong demand in North America. Sales volumes were 3.1 million board feet, or 3.7%, lower in the first quarter of 2005 compared to the same period last year, primarily due to lower production at our Boyle sawmill which returned to a two shift production schedule in 2005. Countervailing and anti-dumping duties decreased by $0.7 million mainly due to the reduction in the countervailing and anti-dumping duty rates that were effective December 20, 2004. In the first quarter of 2005, combined countervailing and anti-dumping duties were at a rate of 21.21% compared to a combined duty rate of 27.22% for the first quarter of 2004.

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Operating earnings from the lumber segment decreased by $0.4 million, or 16.7%, to $2.0 million for the first quarter of 2005, compared to $2.4 million for the same period in 2004. The decrease in operating earnings was predominantly the result of higher manufacturing costs which was partly offset by higher revenue. Manufacturing cost of sales increased by $47 per thousand board feet, or 16.7%, compared to the same period in 2004. The increase in manufacturing costs is primarily a result of higher fiber costs associated with increased harvesting costs as well as higher timber dues, which are assessed according to the benchmark price of lumber. Lower production at our Boyle sawmill, which returned to running two shifts in 2005 as well as an increase in maintenance costs on our mobile equipment, also contributed to the increase in manufacturing costs for the first three months of 2005 compared to the same period last year. Lumber cost of sales reflected savings from our power purchase rights, in terms of lower electricity rates compared to market rates, of $0.1 million in the first quarter of 2005 and $0.1 million for the same period in 2004.

Pulp
----

Revenue from the pulp segment decreased by $5.2 million, or 11.5%, to $39.9 million in the first quarter of 2005, compared to $45.1 million in the same period of 2004. The decrease in revenue was largely due to lower sales volumes as well as the stronger Canadian dollar in relation to the U.S. dollar. Sales volumes decreased by 6,300 tonnes in the first quarter of 2004 compared to the same period last year as a result of reduced demand in the Asian market. Although pulp prices improved in the quarter compared to the same period in 2004, the significant appreciation in value of the Canadian dollar in relation to the U.S. dollar more than offset the price increase. The negative impact of foreign exchange fluctuations was partly mitigated by our currency hedging program, which resulted in benefits of $1.5 million for the first quarter of 2005 and $1.5 million for the same period in 2004.

Operating earnings from the pulp segment decreased by $4.3 million, or 49.4%, to $4.4 million in the first quarter of 2005, compared to $8.7 million for the same period last year. The decrease in operating earnings was largely the result of lower revenue and higher freight and other selling costs, partly offset by lower manufacturing costs. Freight and other selling costs were $39 per tonne higher in the first quarter of 2005 compared to the same period last year largely due to increases in freight fuel surcharges, utilization of more expensive trucking transportation as a result of a shortage in rail cars, as well as a lower percentage of sales to Asia. Pulp cost of sales were $10 per tonne lower in the quarter compared to the same period in 2004, mainly as a result of lower power costs. Pulp cost of sales reflected savings from our power purchase rights of $1.7 million for the first three months of 2005, compared to $2.0 million for the same period of 2004.

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Corporate and Other
-------------------

Revenue from corporate and other activities, which consists primarily of fees earned under management and marketing agreements with the Meadow Lake pulp mill, was relatively stable compared to the same period in 2004. Subsequent to the end of the quarter, we entered into negotiations which may result in changes to the terms of these agreements. Operating earnings in this segment decreased by $0.2 million in the quarter, compared to the same period in 2004. This decrease was largely a result of higher general and administrative costs stemming from higher salary expenses in the quarter. The increase in general and administrative costs in the quarter was partly offset by the lack of an accrual for the employees' profit sharing plan. In the first quarter of 2004, an accrual of $0.6 million was made for the employees' profit sharing plan; no such accrual was made for the first three months of 2005.


Financing Expenses
------------------

Financing expenses increased by $0.7 million for the first quarter of 2005 compared to the same period in 2004, primarily due to exchange rate fluctuations. The U.S. dollar exchange rate at December 31, 2004 and March 31, 2005 was 1.2040 and 1.2128 respectively. The depreciation in value of the Canadian dollar relative to the U.S. dollar since December 31, 2004 resulted in a foreign exchange gain of $0.5 million on U.S. dollar cash and working capital, compared to a gain of $1.5 million in the same period in 2004. Interest expense was $0.4 million lower for the first quarter of 2005, due to the effect of the stronger Canadian dollar which averaged U.S.$0.815 for the quarter compared to an average of U.S.$0.759 in the first quarter of 2004.

Unrealized Exchange Loss on Debt
--------------------------------

Unrealized foreign exchange loss on U.S. dollar Senior Notes amounted to $1.7 million in the first quarter of 2005, as a result of the decline in value of the Canadian dollar relative to the U.S. dollar since the end of the previous quarter. In the first quarter of 2004, the unrealized foreign exchange loss on debt amounted to $4.3 million, due to the depreciation in the value of the Canadian dollar in relation to the U.S. dollar since the end of 2003. These losses were unrealized and had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.

Other (Expense) Income
----------------------

Subsequent to the end of the quarter, changes in the financial arrangements of the Meadow Lake pulp mill have created greater uncertainty regarding the recoverability of our $2.1 million note receivable from Meadow Lake. As a result, we have recorded a provision equal to the carrying value of the note receivable.

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Income Taxes
------------

Operating results for the first three months of 2005 were subject to income and capital taxes at a statutory rate of 40.7%. The effective tax rate for the quarter varied significantly from the statutory rate, primarily as a result of the non-deductible portion of the loss on the Meadow Lake note receivable as well as the non-deductible portion of unrealized exchange losses on long-term debt. Income tax expense for the quarter consisted of large-corporations capital tax of $0.1 million and future income tax recovery of $0.7 million, compared to large-corporations capital tax of $0.1 million and future income tax expense of $1.0 million in 2004.

Liquidity and Capital Resources
-------------------------------

For the quarter ended March 31, 2005, we required cash of $31.8 million for operations, including changes in working capital, compared to $7.1 million for the same quarter of 2004. The increased cash requirement resulted primarily from higher working capital balances as well as reduced operating earnings. Cash required for working capital increased by $19.2 million in 2005 compared to the same period in 2004 mainly due to higher accounts receivable balances as a result of strong volumes and improved pricing at the end of the first quarter of 2005. Cash required for working capital was also impacted by lower accounts payable balances in the quarter compared to the same period in 2004. Accounts payable balances were higher in the first quarter of 2004 mainly due to delays in billings for power.

Net capital expenditures increased by $0.8 million in the quarter compared to the same period in 2004. Total maintenance capital requirements for 2005 are expected to be approximately $8 million.

At March 31, 2005, we had cash of $61.9 million, compared to cash of $63.8 million at March 31, 2004. An additional $49.2 million was available under our revolving credit facility, of which $3.4 was committed for letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by current economic conditions and by financial, market and other factors, many of which may be beyond our control.